EX-99.2
                                  PATENT

United States Patent No. 6,131,331

Donald V. Duffy, Jr., October 17, 2000

Composition and method of enhancing moisture content of tree and plants.

ABSTRACT

Composition and method for enhancing the moisture content of growing and cut trees and plants, including the steps of providing a polyacrylimide polymer in crystalline form, mixing salt with the polymer wherein the salt comprises about 5% by weight relative to the polymer, treating the mixture in a reaction tube for about 60 seconds, and applying the mixture to the tree or plant to enhance the ability thereof to absorb and retain moisture.